Exhibit 99.131

DeFi Technologies Subsidiary Reflexivity Research Partners with CoinMarketCap to Deliver Crypto Insights

●	Partnership Announcement: DeFi Technologies Inc.’s subsidiary, Reflexivity Research, has partnered with CoinMarketCap, the world’s most trusted source of crypto data and insights, to provide users with in-depth fundamental research on various crypto assets.

●	Enhanced User Access: CoinMarketCap users will gain access to Reflexivity Research’s high-quality, actionable research, including fundamental analysis, market structure updates, and technical breakdowns.

●	Quarterly Live Discussions: Reflexivity Research will host quarterly live discussions with leading crypto protocol foundations on the CMC Community Live platform, furthering user education and engagement.

Toronto, Canada, June 24, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Reflexivity Research, a leading crypto research firm, has partnered with CoinMarketCap, the world’s largest crypto pricing and data aggregator, to educate users on various digital assets with in-depth fundamental research.

CoinMarketCap is the world’s most trusted price-tracking website for digital assets in the rapidly growing digital asset space. Its mission is to make digital assets discoverable and efficient globally by empowering retail users with unbiased, high-quality, and accurate information to help them draw informed conclusions.

Through this partnership, CoinMarketCap users will now have access to Reflexivity Research’s high-quality, actionable research on individual digital assets, including fundamental analysis, market structure updates, and technical breakdowns. Additionally, Reflexivity Research will begin hosting quarterly live discussions with various leading crypto protocol foundations on the CMC Community Live platform.

“We are thrilled to partner with CoinMarketCap to bring our deep dive research to a wider audience,” said Will Clemente, Co-Founder of Reflexivity Research. “This collaboration aligns perfectly with our mission to provide crypto-native research in an easily digestible format and empower users with the knowledge they need to make informed decisions.”

“This partnership with CoinMarketCap marks a significant milestone for DeFi Technologies and Reflexivity Research,” said Olivier Roussy Newton, CEO of DeFi Technologies. “By combining our expertise in fundamental crypto research with CoinMarketCap’s extensive reach, we aim to enhance the accessibility and understanding of digital assets for retail users globally.”

About CoinMarketCap:

Founded in 2013, CoinMarketCap is ‘Home Of Crypto’, the world’s most trusted source of crypto data, insights and community. Our mission is to accelerate the crypto revolution by organizing the world’s crypto intelligence and making it easily accessible to all.

About Reflexivity Research

Reflexivity Research is one of the fastest growing research firms in the disruptive world of digital assets and cryptocurrencies. A subsidiary of DeFi Technologies, Reflexivity Research y was founded by Will Clemente and Anthony Pompliano with the goal of providing crypto-native research in an easily digestible format. Since launch, Reflexivity Research has partnered with some of the largest crypto organizations in the world and counts readers across major hedge funds, public company C-Suites, and the most respected family offices. You can read the firm’s research at www.reflexivityresearch.com

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to statements regarding the partnership between CoinMarketCap and Reflexivity Research; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer

ir@defi.tech

(323) 537-7681